CONVEY HOLDING PARENT, INC.

100 SE 3rd Avenue, 26th Floor

Fort Lauderdale, Florida 33394

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Gabor

Mr. Tom Kluck

Convey Holding Parent, Inc.

Registration Statement on Form S-1

File No. 333-256370

June 11, 2021

Dear Messrs. Gabor and Kluck:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. (New York City time) on June 15, 2021 or as soon thereafter as practicable.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

*  *  *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Michael E. Mariani at (212) 474-1007. The Company hereby authorizes Mr. Mariani to orally modify or withdraw this request for acceleration.

Very truly yours,

CONVEY HOLDING PARENT, INC.

By:	/s/ Timothy Fairbanks
	Name:	Timothy Fairbanks
	Title:	Chief Financial Officer & Executive Vice President

[Signature Page to the Company’s Acceleration Request]